                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                            -----------------------

                                    FORM 8-A


               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934


                            SLM Holding Corporation
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                   Delaware                                52-2013874
-----------------------------------------------   ------------------------------
   (State of incorporation or organization)             (I.R.S. employer
                                                       identification no.)


       11600 Sallie Mae Drive
            Reston, Va.                                       21093
-----------------------------------------------   ------------------------------
   (Address of principal executive offices)                 (Zip code)



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class             Name of each exchange on which
          to be so registered             each class is to be registered
          -------------------             ------------------------------
     Common Stock ($0.20 par value)          New York Stock Exchange
----------------------------------------  ------------------------------

----------------------------------------  ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
--------------------------------------------------------------------------------
                               (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                     ______________________________________

Item 1.   Description of Registrant's Securities to be Registered.

     The statements set forth under this heading with respect to certain provisions of the Delaware General Corporation Law (the "DGCL"), the Certificate of Incorporation and the By-Laws of the Company are brief summaries thereof and do not purport to be complete and are qualified in their entirety by reference to the relevant provisions of the DGCL, the Certificate of Incorporation and the By-Laws, as appropriate.

     General

     SLM Holding Corporation (the "Company") has offered 54,600,000 shares of the Company's common stock, par value $.20 per share (the "Common Stock"), pursuant to a Registration Statement on Form S-4 (No. 333-21217) under the Securities Act of 1933, filed with the Securities and Exchange Commission on February 5, 1997 (the "Registration Statement"), as amended. Such shares of Common Stock are issuable in the reorganization of Student Loan Marketing Association ("Sallie Mae") into a wholly owned subsidiary of the Company (the "Reorganization"), pursuant to an Agreement and Plan of Reorganization that was adopted by Sallie Mae's Board of Directors and approved by its stockholders. 54,600,000 shares of the Company's Common Stock have been admitted for trading on the New York Stock Exchange upon the completion of the Reorganization and pursuant to certain employee benefit plans and agreements assumed by the Company in the Reorganization.

     The Company's Certificate of Incorporation authorizes capital stock consisting of 250,000,000 shares of Common Stock, par value $.20 per share, and 20,000,000 shares of preferred stock (the "Preferred Stock"). In connection with the Reorganization, each outstanding share of Sallie Mae's common stock will be converted into one share of Common Stock. Accordingly, the number of shares of Common Stock issued and outstanding immediately after the Reorganization will be equal to the number of shares of Sallie Mae's common stock issued and outstanding immediately before the Reorganization. No shares of Preferred Stock will be issued or outstanding before or immediately after the Reorganization.

     Common Stock

     The following is a summary of certain rights of holders of shares of Common Stock.

     Voting; Cumulative Voting. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except that holders of Common Stock may vote cumulatively in the election of directors. Under cumulative voting, each share of stock entitled to vote in an election of directors has the number of votes equal to the number of directors to be elected. A stockholder may cast all of his votes for a single candidate or may allocate his votes among as many candidates as the stockholder may choose.

     Dividends; Distributions; No Preemptive Rights.  Holders of Common Stock:
(i) have equal and ratable rights to dividends from funds legally available therefor when, as and if declared by the Board, subject to any rights of the holders of Preferred Stock; (ii) subject to any rights of the holders of Preferred Stock, are entitled to share ratably in any distribution to holders of Common Stock upon liquidation, after payment in full of all creditors; and (iii) do not have preemptive rights. Common Stock is not redeemable or convertible. The outstanding shares of Common Stock are, and the shares to be issued in the Reorganization will be, fully paid and non-assessable.

     Special Meetings of Stockholders. Under the Company's By-Laws, a special meeting of stockholders shall be called by the Secretary upon the direction of either the Chairman or Chief Executive Officer, if the Chief Executive Officer is a member of the Board, or upon the written request of either a majority of the Company's Board of Directors or the holders of one-third of the then outstanding capital stock entitled to vote at an election of directors. Under the Company's Certificate of Incorporation, the Board of Directors does not have the authority to repeal the right of the stockholders to call a special meeting.

     Action by Written Consent of Stockholders. The Company's Certificate of Incorporation allows any action required to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, to be taken without a meeting, without prior notice and without a vote. In order for action to be so taken, a consent or consents in writing, setting forth the action so taken, shall be signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office, its principal place of business or an officer or director of the Company having custody of the book in which proceedings of meetings of members are recorded.

     Number of Directors; Terms of Office of Directors; Affiliation and Independence of Directors. The Company's Certificate of Incorporation provides that the Board of Directors consists of fifteen members, and that any action to increase or decrease the size of the Board requires stockholder approval. The Company's Certificate of Incorporation also provides that stockholders elect all of the members of the Company's Board of Directors at each annual meeting.
Under the Company's By-Laws, no person who is an employee of a firm that directly competes against the Company or one of its affiliates shall be nominated to serve as a director. In addition, a majority of the Board of Directors of the Company, a majority of the Executive Committee of the Board of Directors and the entirety of certain committees of the Board of Directors must be comprised of "independent" directors. For these purposes, a director would not be deemed "independent" if he or she (a) is or has been employed by the Company or one of its affiliates in an executive capacity; (b) is an employee or owner of a firm that is one of the Company's or its affiliates' paid advisers or consultants; (c) is employed by a significant customer or supplier; (d) has a personal services contract with the Company or one of its affiliates; (e) is employed by a foundation or university that receives significant grants or endowments from the Company or one of its affiliates; (f) is a relative of an executive of the Company or one of its affiliates; or (g) is part of an interlocking directorate in which an executive officer of the Company serves on the board of another corporation that employs the director.

     Removal of Directors; Vacancies on the Board of Directors. Under the Company's Certificate of Incorporation, a director may be removed by the affirmative vote of the holders of a majority of the Company's then outstanding stock entitled to vote at an election of directors. In the event that less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his/her removal would be sufficient to elect him/her if then cumulatively voted. Under the Company's Certificate of Incorporation, any vacancy on the Board of Directors, regardless of whether resulting from death, resignation, retirement, disqualification, removal from office or otherwise, may be filled only by vote of stockholders.

     Limitations on Director Liability. The Company's Certificate of Incorporation and By-Laws contain certain provisions limiting the liability of Company directors to the extent permitted under Delaware law. Under Delaware law, a corporation may include in its certificate of incorporation a provision eliminating or limiting the liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for certain acts concerning unlawful payment of dividends or stock purchases or redemptions under Section 174 of the DGCL; or (iv) for any transaction from which a director derived an improper personal benefit.

     Indemnification. The Company's By-Laws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law. Under Delaware law, a corporation is permitted to indemnify its officers, directors and certain others against any liability incurred in any civil, criminal, administrative or investigative proceeding if such individuals acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, under Delaware law, to the extent that a director, officer, employee or agent of a company has been successful on the merits or otherwise in defense of any proceeding referred to above or in defense of any claim, issue or matter therein, he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

     Amendment of Certificate of Incorporation. Under the Company's Certificate of Incorporation, an amendment to the Certificate of Incorporation must be authorized by the Board of Directors and generally requires the approval of holders of the majority of all outstanding shares entitled to vote thereon at a meeting of stockholders.

     Amendment of By-Laws. Under the DGCL, subject to the stockholders' right to amend the by-laws, directors can amend the by-laws only if such right is expressly conferred upon the directors in the company's certificate of incorporation. Subject to certain exceptions for important stockholder rights provisions, the Company's Certificate of Incorporation expressly provides that directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Company.

     Anti-Takeover Laws. Under the Company's Certificate of Incorporation, the Company has elected not to be governed by Delaware's elective "Business Combination Statute" contained in Section 203 of the DGCL. If a publicly-held Delaware company elects to be governed by the Business Combination Statute, such statute generally prohibits that company from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the company; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owns at least 85% of the outstanding stock; or (iii) on or after such date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the "interested shareholder." A "business transaction" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15 percent or more of the company's voting stock. The Business Combination Statute expressly provides that a company's shareholders may, by a vote of a majority of the outstanding shares, adopt an amendment to the Bylaws or Certificate of Incorporation electing not to be governed by the Business Combination Statute. Such amendment would become effective twelve months after adoption and would not be subject to amendment by the company's board of directors and would not apply to a business combination with a person who became an interested shareholder prior to the adoption of such amendment.

     "Greenmail" Payments; "Poison Pills". The Company's Certificate of Incorporation prohibits greenmail payments unless approved by the affirmative vote of not less than a majority of the shares. Payments made in tender offers to all stockholders or in odd-lot tender offers are not deemed to be "greenmail" payments. Under the Company's Certificate of Incorporation, any "poison pill" is subject to stockholder approval and may be redeemed by stockholders.

     Dissenters' Rights. Under Delaware law, stockholders are entitled to demand appraisal of their shares in the case of mergers or consolidations, except where (i) they are stockholders of the surviving company and the merger did not require their approval under the DGCL or (ii) the company shares are either listed on a national securities exchange or NASDAQ or held of record by more than 2,000 stockholders. Appraisal rights are available in either (i) or
(ii) above, however, if the stockholders are required by the terms of the merger or consolidation to accept any consideration other than (a) stock of the company surviving or resulting from the merger or consolidation, (b) shares of stock of another company which are either listed on a national securities exchange or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing. Appraisal rights are not available in the case of a sale, lease, exchange or other disposition by a company of all or substantially all of its property and assets, nor in the case of a merger of a parent corporation and one or more of its subsidiaries when the parent corporation owns at least 90% of the outstanding shares of each class of stock of all such subsidiaries.

     Preferred Stock

     The Company's Board of Directors may provide for the issuance of Preferred Stock in one or more classes or series, and may fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series;
(iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions. The shares of any series of Preferred Stock will be, when issued, fully paid and nonassessable.

     Warrants

     Pursuant to the Student Loan Marketing Association Reorganization Act of 1996 (the "Privatization Act"), the Company must issue to the D.C. Financial Control Board warrants to purchase 555,015 shares of the Common Stock. These warrants, which are transferable, are exercisable at any time prior to September 30, 2008, at $72.43 per share. This provision of the Privatization Act was part of the terms negotiated with the Administration and Congress as consideration for the privatization of Sallie Mae.

Item 2.   Exhibits.

     Pursuant to Instruction II to Item 2 of Form 8-K, the following Exhibits were filed with the New York Stock Exchange, but are not being filed with the Securities and Exchange Commission in connection with this Registration
Statement:

     A. The Company's Transition Report on Form 10-Q for the transition period from February 3, 1997 to March 31, 1997.

     B. The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.

     C. Proxy Statement of Student Loan Marketing Association and The Committee to Restore Value at Sallie Mae/Prospectus of SLM Holding Corporation, dated July 10, 1997.

     D. Proxy Statement Supplement of The Committee to Restore Value at Sallie Mae, dated July 10, 1997.

     E. Proxy Statement Supplement of The Majority of the Board of Directors of Student Loan Marketing Association, dated July 10, 1997.

     F. Amended and Restated Certificate of Incorporation of SLM Holding Corporation.

     G.  By-Laws of SLM Holding Corporation.

     H. Agreement and Plan of Reorganization among the Student Loan Marketing Association, SLM Holding Corporation and Sallie Mae Merger Company, dated as of August 7, 1997.

     I.  Specimen Common Stock Certificate of SLM Holding Corporation.

                                   SIGNATURE
                                  ___________

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized.

Dated:  August 7, 1997                     SLM Holding Corporation

                                           By: /s/ Albert L. Lord
                                              ------------------------------
                                           Name:  Albert L. Lord
                                           Title: Chief Executive Officer